June 26, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Daniel L. Gordon and Mr. Eric McPhee

Re:          Starwood Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
File No. 001-34436

Dear Mr. Gordon,

This letter is in response to your letter dated June 13, 2012 (the “June 13 Letter”) relating to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) for Starwood Property Trust, Inc. (the “Company”).  For the convenience of the Staff, the Staff’s comments contained in the June 13 Letter have been reproduced below and the Company’s responses thereto have been set forth immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Liquidity and Capital Resources, page 55

1.     We note that you have entered into a significant amount of repurchase agreements accounted for as collateralized borrowings. For each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of these repurchase transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Response:

In response to the first request, we refer the Staff to the table below showing the Company’s aggregate outstanding balance under its various repurchase agreements as of the respective quarter-end dates, as well as the weighted-average balances for the respective quarters then ended.

To help facilitate the Staff’s review of the table below, the Company offers the following additional information regarding its repurchase financing arrangements.  The Company generally has two types of repurchase agreements. The first type of facility has material terms contractually defined at inception, including the specific assets to be pledged as collateral, the collateral value, and the advance rates.  In addition, the amounts outstanding over the term of the facilities curtail as principal payments are received on the loan collateral the Company has pledged, such that the advance rates are expected to remain fairly constant over the term of the facilities and the collateral pledged does not change. The second type is a revolving credit facility for which the Company’s outstanding balances are inherently more variable.  Under its typical revolving credit facility, the Company submits to its lenders the specific asset(s) it proposes to pledge as collateral.  For each asset accepted, the lenders designate a maximum advance rate and a defined collateral value.  From that point in time, the Company generally can (assuming no material negative credit events have occurred, such as an event of default) borrow, repay, and re-borrow against such collateral (up to the maximum approved borrowing amount).  While the effective borrowing costs of its revolving facilities are typically higher due to the potential for costs such as unused commitment fees, these facilities provide the Company with greater flexibility to meet its liquidity needs.

The defined terms referenced below are further described in Note 6 to the Company’s consolidated financial statements included in the Form 10-K.  In addition, note that the Company intends to include in future filings disclosure of significant variations between the average amount of repurchase transactions outstanding during the applicable quarter and the amount of repurchase transactions outstanding at quarter end.

Quarter-End Date	Quarter- End Balance (in 000’s)	Weighted- Average Balance During Quarter (in 000’s)	Variance (in 000’s)	Explanations for Significant Variances (Defined as greater than $10 million)

March 31, 2010	$196,350	$196,362	$(12)	Insignificant variance.

June 30, 2010	449,548	292,788	156,760

Variance is primarily due to the draws of $278.2 million related to 19 loans that were initially pledged in late May under the Wells Repurchase Agreement. The loans were part of the TIAA Assets that had been acquired in February 2010.

September 30, 2010	452,731	448,554	4,177	Insignificant variance.

December 31, 2010	579,659	601,878	(22,219)

Variance is primarily due to initial draws of $18.6 million in late October 2010 and $45.0 million under the Second Wells Repurchase Agreement in early December 2010, offset by a $64.6 million pay-down on the same revolving credit facility in late December 2010 with funds generated by the Company’s

Quarter-End Date	Quarter- End Balance (in 000’s)	Weighted- Average Balance During Quarter (in 000’s)	Variance (in 000’s)	Explanations for Significant Variances (Defined as greater than $10 million)

				December 2010 common stock offering.

March 31, 2011	804,558	679,616	124,942

Variance is primarily due to the following transactions: (i) approximately $207.6 million drawn under the Second Wells Repurchase Agreement in March 2011 related to five loans that were pledged, (ii) pay-down of $12.3 million in late March 2011 using proceeds from sales of TALF securities; and (iii) $78.4 million initially drawn under the Third Wells Repurchase Agreement in mid-March 2011, of which $40.0 million was repaid at the end of March 2011 using excess proceeds from third party asset sales.

June 30, 2011	697,668	733,743	(36,075)

Variance is primarily due to the following transactions: (i) repayment of $158.9 million in debt concurrent with CMBS sales under the TALF financing in late June 2011; (ii) repayment of $70 million on the facility upon maturity of 10 loans under the Wells Repurchase Agreement in early April 2011; and (iii) draws of $83.9 million on the Goldman line related to six conduit loans in mid-late June of 2011.

September 30, 2011	604,335	711,823	(107,488)

Variance is primarily due to the following transactions: (i) repayment of $62.1 million in debt concurrent with the maturity of a loan under the Wells Repurchase Agreement in early September 2011 and (ii) a pay-down of $68.2 million in debt concurrent with two loans sold into securitization under the Second Wells Repurchase Agreement in late August 2011.

December 31, 2011	1,103,517	847,026	256,491

Variance is primarily due to the following transactions: (i) $117 million drawn on 4 newly pledged loans under the Second Wells Repurchase Agreement with the majority drawn during the latter part of the quarter, (ii) an additional $42 million drawn on existing assets under the Second Wells Repurchase Agreement in December 2011, and (iii) a draw under the Second Deutsche Repurchase Agreement in the amount of $112 million on December 27, 2011. These draws were made to provide liquidity for the acquisition of a

Quarter-End Date	Quarter- End Balance (in 000’s)	Weighted- Average Balance During Quarter (in 000’s)	Variance (in 000’s)	Explanations for Significant Variances (Defined as greater than $10 million)

separate portfolio of loans in the amount of $333 million, which closed on December 30, 2011. Draws under the Second Deutsche Repurchase Agreement were subsequently repaid in Q1 2012 when loans from the December 30, 2011 portfolio acquisition were approved for financing under the Fourth Wells Repurchase Agreement in Q1 2012.

7. Loan Securitization/Sale Activities, page 94

2.     Please expand your disclosure in future filings to provide all disclosures required by ASC 860-20-50. In your response, please tell us what continuing involvement you have in each loan sold or securitized.

The Company informs the Staff that it evaluates each of its loan sales and securitizations at closing to determine whether such transactions qualify for sale accounting under ASC 860.  During the period covered by the Form 10-K, there were no loan sale or securitization transactions that the Company accounted for as a sale where the Company has had continuing involvement as defined in ASC 860.

The Company respectfully submits that no additional disclosure is required by ASC 860-20-50, but in future filings it will clarify where applicable that it has no continuing involvement in loans, the transfers of which were accounted for as sales.

As requested, the Company also acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Company’s responses.  Please telephone me at (203) 422-8191 or, in my absence, Stew Ward, Chief Financial Officer, Treasurer and Principal Financial Officer, at (415) 633-4203, if you require additional information or wish to comment further orally.  If you wish to comment in writing, please send such comment to me by facsimile at (203) 422-8192 or by email to asossen@starwood.com.

Very truly yours,

/s/ Andrew J. Sossen

Andrew J. Sossen
Executive Vice President, General Counsel,
Chief Operating Officer, Chief Compliance Officer and Secretary